September 30, 2021

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Life Sciences
100 F Street, NE
Washington, DC  20549
USA

Attention: Tara Harkins
Mary Mast
Senior Accountants

Dear Sirs/Mesdames:

Re:	Tower One Wireless Corp. (the "Company") Form 20-F for the Fiscal Year Ended December 31, 2020 File No. 000-55103

We write in response to your letter of September 20, 2021 to Alejandro Ochoa, Chief Executive Officer and Interim Chief Financial Officer of the Company, with respect to the Company's Form 20-F for the fiscal year ended December 31, 2020. Our responses are numbered in a manner that corresponds with your comments as set out in your letter of September 20, 2021.

Item 15. Controls and Procedures, page 53

Please revise your Management's Report on Internal Control over Financial Reporting in future filings to clearly disclose the version of the COSO framework that was used by management when performing its evaluation - e.g., Internal Control Integrated Framework(2013).

The Company confirms it will ensure future filings of our Management's Report on Internal Control over Financial Reporting will clearly disclose the version of the COSO framework (e.g. Internal Control - Integrated Framework (COSO Framework) published by the Committee of Sponsoring Organizations (COSO 2013)) that was used by management when performing its evaluation.

Report of Independent Registered Public Accounting Firm , page F-2

We note from here that Smythe LLP opines upon your financial statements as of and for the years ended December 31, 2020 and 2019 and that it refers to an emphasis of matter related to amended financial statements in Note 26, which then refers to notes 8, 14 and 16 in the consolidated financial statements to include certain disclosures regarding the recast of certain 2018 figures. We further note on page F-3 that Manning Elliott LLP opines upon your consolidated statements of operations and comprehensive loss, changes in equity and cash flows, before the effects of the adjustments described in Notes 8, 14 and 16, for the year ended December 31, 2018. It is unclear which accounting firm, if any, is opining on these aforementioned adjustments. Please explain to us more clearly which audit firm opined upon these adjustments to the 2018 financial statements and ask the auditor to revise the auditors' report accordingly.

Manning Elliott LLP completed the audit for fiscal 2018 and opined on those balances. The Company appointed Smythe LLP as its auditors for the fiscal 2019 and 2020 years. During the course of the fiscal 2019 year-end audit, it was noted that certain comparative information required to be corrected and recasted. These balances were concluded by management to be immaterial to the financial statements as a whole and reviewed by Smythe LLP. Smythe LLP obtained comfort over the recasted figures to assist in their audit of the fiscal 2019 balances.

Notes to Consolidated Financial Statements

Note 26. Amendments to the Consolidated Financial Statements , page F-47

We note that the you have made amendments to notes 8, 14 and 16 in the consolidated financial statements to include certain disclosures regarding the recast of certain 2018 figures. Please explain to us how you considered including the disclosures required by paragraph 49 of IAS 8.

Notes 8, 14, and 16 describe the nature of the prior period error (IAS 49(a)) and the financial statement line affected (IAS 49(b)). The aforementioned notes also discuss the impact, if any, to the profit or loss and/or the cash flows of fiscal 2018. Given the amounts pertain to fiscal 2018, it was noted in the audited fiscal 2019 consolidated financial statements that there was no impact to fiscal 2017 financial statements - it was concluded by management that this statement did not need to be included in the fiscal 2020 financial statements (IAS 49(c). The impact of the recasted amounts did not have an impact on the Company's loss per share for fiscal year ended 2018.

Should you have any questions, please do not hesitate to contact the Company's legal counsel: Clark Wilson LLP, Attn: Andrew Stewart, at (604) 891-7700.

Yours truly,

TOWER ONE WIRELESS CORP.

/s/ Alejandro Ochoa
Alejandro Ochoa Chief Executive Officer, Interim Chief Financial Officer and Director